

September 24, 2014

Via E-mail
Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. de C.V.
Lago Zurich 245, Plaza Carso
 Edificio Telcel, Piso 16
Colonia Ampliación Granada
Delegación Miguel Hidalgo
11529, México, D.F.

> Re: **América Móvil, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Form 6-K Filed July 24, 2014**
> **File No. 001-16269**

Dear Mr. Moreno:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Termination of Concessions, page 47
Reversible Assets, page 57

1.   Please tell us, and if material, disclose in future filings, how you are accounting for the telecommunications and concessionaire's assets that will revert to the Mexican and Brazilian governments upon the expiration of the concessions. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of such assets as of December 31, 2013.

Operating revenues, pages 66 and 68
Segment results of operations, page 70

2.   We note that you derive more than 10% of your revenues from sales of equipment and other accessories which, along with mobile data service revenues, drove most of your revenue growth and offset the decline in your other revenue streams.   Please discuss the impact of pricing and sales volume of higher priced smartphone (albeit subsidized) on consolidated and segment equipment sales and other accessories for all periods presented.

3.   We note a significant increase in your provision for contingencies during 2013 compared with 2012 per your disclosure on F-63.   Please state the reasons for the increase and how it affected consolidated and segment operating costs and expenses.

Liquidity and Capital Resources, page 80

4.   Please provide the substance of your disclosure on page 31 concerning satellite networks, including the timing and amount of your expected investment.

Impairment in the value of long-lived assets, page F-19

5.   We note that value in use for cash-generating units is determined by discounting estimated future cash flows, applying a discount rate after taxes. Tell us how you comply with BCZ84 of IAS 36 that states "IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate."

8. Property, Plant and Equipment, net – page F-41

6.   Tell us your consideration of your satellite investment cost as a separate class of property apart from your combined (terrestrial) telephonic plant on page F-41. Additionally, disclose its applicable depreciation rate and contractual life on page F-18. Refer to paragraphs 73 and 74 of IAS 16.

COFECO/IFT- Monopolistic practices investigation, page F-75

7.   As disclosed, you have not established a provision in the accompanying financial statements for loss arising from the subject contingencies since the financial effects of any final findings could be complex and difficult to predict. However, we note on page 52, that on April 2012, Cofetel published an agreement establishing requirements, including tariffs among others, which Telemex believes "could have an *adverse impact* on its revenues and results of operations." We further understand that Telmex and Telmor have filed a petition for relief, which in itself does not appear to constitute a petition for reconsideration or further challenge to Cofetel's findings.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (a) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Refer to paragraph 25 of IAS 37.

23. Subsequent Events, page F-95

8.   Please describe the expected consequences of the IFT resolution determining that you and your subsidiaries constitute the "preponderant economic agent in the telecommunications market" and what your available options are.

Form 6-K filed July 24, 2014

9.   Please tell us and disclose how your cash and securities increased 95% to 94,127 million pesos for the period ended June 30, 2014. In this regard, we noted you had no related disclosures concerning additional debt, equity or divestitures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director